Exhibit 99.3

Millar Western Forest Products Ltd.
SELECTED FINANCIAL DATA

The selected historical financial data set forth below should be read in conjunction with the Company’s financial statements and the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which are included as Exhibits 99.1 and 99.2 to this report on Form 6-K. The selected historical financial data for the years ended and as at December 31, 2006, 2007, 2008, 2009 and 2010 are derived from the Company’s audited financial statements.

The Company prepares its financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to the Company, see note 20 to its audited financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

	2010		2009	2008	2007	2006

Statements of earnings data:
Canadian GAAP
Revenue	$292,377		$255,010	$329,562	$327,198	$305,260
Cost of products sold	184,249		186,636	223,450	229,500	202,615
Freight and other distribution costs	46,411		50,355	65,668	62,138	52,790
Lumber export taxes	3,154		3,036	4,106	5,308	990
Countervailing and anti- dumping duties	--		--	--	--	(27,683)
Depreciation and amortization	11,029		21,011	21,763	21,051	18,970
General and administration	12,767		12,329	13,040	12,862	12,635
Employees’ profit sharing	1,115		--	--	--	4,127
Operating earnings (loss)	$33,652		$(18,357)	$1,535	$(3,661)	$40,816
Financing expenses-net (2)	(16,781)		(18,097)	(18,210)	(16,510)	(13,547)
Unrealized exchange gain (loss) on long-term debt	10,716		31,730	(43,073)	33,079	(114)
Other (expense) income (3)	(6,837)		(10,156)	33,083	(3,487)	31,243
Earnings (loss) before income taxes	$20,750		$(14,880)	$(26,665)	$9,421	(3,487)
Income taxes (recovery)	2,958		(7,397)	(5,145)	(7,126)	13,773
Net earnings (loss)	$17,792	$	(7,483)	$(21,520)	$16,547	$44,625

U.S. GAAP
Operating earnings (loss)	$33,652		$(18,357)	$1,535	$(3,661)	$40,816
Net earnings (loss)	$17,283	$	(7,992)	$(22,029)	$13,042	$44,625

Other data:

Average Exchange Rate (4)	$0.9710		$0.8750	$0.9400	$0.9310	$0.8844

(1)

	As at December 31,
	2010	2009	2008	2007	2006
	(in thousands of Canadian dollars)
Balance sheets data:
Canadian GAAP
Cash	$45,064	$61,186	$46,411	$24,001	$64,959
Total assets	$349,022	$336,138	$382,476	$379,951	$401,027
Long-term debt, including current portion	$204,438	$215,155	$247,669	$205,314	$236,296
Shareholder’s equity	$87,556	$69,794	$77,247	$105,578	$89,031
U.S. GAAP
Total assets	$352,860	$336,880	$385,363	$374,871	$401,027
Shareholder’s equity	$87,363	$70,979	$79,332	$101,169	$89,031

(1)	Comparative statements of earnings and balance sheet data have been restated to reflect changes in accounting policies and other classification changes.

(2)

Financing expenses-net consists of interest expense, amortization of deferred financing costs and interest income. See note 11 to the audited financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

(3)

Other income (expense) includes the gain on sale of power purchase rights, the provision for loss on amounts owing from the Meadow Lake Pulp Limited Partnership, the gain or loss on disposal of property, plant and equipment, and foreign exchange gains or losses on working capital and forward-exchange contracts. See note 14 to the audited financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

(4)

Average exchange rate refers to the average of the exchange rates on the last day of each month during the year indicated. Such exchange rates are based on the noon buying rate in the city of New York for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). The rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

(2)